Via Facsimile and U.S. Mail
Mail Stop 4720

September 10, 2009

Thomas L. Wegman
President, Principal Executive Officer
and Principal Financial Officer
BioSpecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

> **Re: BioSpecifics Technologies Corp.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 31, 2009**
> **File Number: 001-34236**

Dear Mr. Wegman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business
Licensing and Marketing Agreements
In-Licensing and Royalty Agreements
Frozen Shoulder, page 10

1.   In the discussion of your license agreement with Research Foundation, please expand your disclosure to describe the aggregate amount of milestone payments you have received to date and the aggregate potential milestone payments you may receive pursuant to the sub-license. Also, with respect to royalty payments,

please disclose the potential range of royalty payments under the license agreement. For example, you may specify that the royalty rates are in the low teens, high teens, single digits, or provide a reasonable range.

Item 7. Management's Discussion and Analysis or Plan of Operation
Critical Accounting Policies, Estimates and Assumptions
Revenue Recognition, page 31

2.   Regarding the Auxilium Agreement, please provide us an analysis supporting your conclusion that recognition in 2008 of approximately $6.4 million for sublicensing fees received in 2009 was appropriate and that deferral over future periods was not required. As part of your response, address continuing obligations that are associated with the agreement including any side or oral agreements. Our cursory review of this agreement included as exhibit 10.1 in the 8-K filed on December 19, 2008 revealed the presence of Joint Development and Joint Commercialization Committees.

Notes to Consolidated Financial Statements

8. Income Taxes, page F-16

3.   Please revise to include the disclosures required under paragraphs 20 and 21 of FIN 48.

Signatures

4.   Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities. If your principal accounting officer or controller has not signed the Form 10-K, please amend your 10-K to include the required signature. If the principal accounting officer has signed the 10-K, please confirm that you will indicate who the principal accounting officer is in future filings.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Nandini A. Acharya, Attorney at (202) 551-3495 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant